# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MONEYHERO LIMITED, CIK 0001974044
CUSIP: G6202B101
Title of class of securities: CLASS A ORDINARY SHARES, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 70 Shenton Way, #18-15, EON Shenton, EON Shenton, Singapore (U0), S079118
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001266155

## Reporting persons
- Jonathan Honig: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,691,000; sole dispositive power 0; shared dispositive power 2,691,000; aggregate amount beneficially owned 2,691,000 (8.8131% of the class)
  Comment: Notes to 6, 8, 9 and 11: Based on 30,533,952 Class A Shares outstanding as of September 30, 2025 as reported on Post-Effective Amendment 6 to Form F-1 filed with the Securities and Exchange Commission on November 10, 2025 and declared effective on November 21, 2025. The number of Class A Shares reported in Items 6, 8, 9 and 11 include 2,056,000 Class A Shares held by Jonathan Honig individually and 635,000 Class A Shares held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig is the husband of Elizabeth Honig, who is the sole trustee and beneficial owner of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig and Elizabeth Honig share voting and dispositive power of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, but Jonathan Honig disclaims beneficial ownership of the Class A Shares held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013.
- Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,691,000; sole dispositive power 0; shared dispositive power 2,691,000; aggregate amount beneficially owned 2,691,000 (8.8131% of the class)
  Comment: Notes to 6, 8, 9 and 11: Based on 30,533,952 Class A Shares outstanding as of September 30, 2025 as reported on Post-Effective Amendment 6 to Form F-1 filed with the Securities and Exchange Commission on November 10, 2025 and declared effective on November 21, 2025. The number of Class A Shares reported in Items 6, 8, 9 and 11 include 2,056,000 Class A Shares held by Jonathan Honig individually and 635,000 Class A Shares held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig is the husband of Elizabeth Honig, who is the sole trustee and beneficial owner of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig and Elizabeth Honig share voting and dispositive power of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, but Jonathan Honig disclaims beneficial ownership of the Class A Shares held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013.

## Item 1. Issuer
Name of issuer: MONEYHERO LIMITED
Address of issuer's principal executive offices: 70 Shenton Way, #18-15, EON Shenton, S079118, Singapore

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jonathan Honig and Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 (collectively, the "Reporting Persons"). Jonathan Honig is the husband of Elizabeth Honig, who is the sole trustee and beneficial owner of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig and Elizabeth Honig share voting and dispositive power of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, but Jonathan Honig disclaims beneficial ownership of the Class A Shares held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013.
Address of principal business office or, if none, residence: 5825 Windsor Court, Boca Raton, FL 33496
Citizenship: Jonathan Honig is a citizen of the United States. Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 is organized in the State of Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,691,000.00
Percent of class: 8.8131
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 2,691,000.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 2,691,000.00

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Jonathan Honig is a citizen of the United States. Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 is organized in the State of Florida.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jonathan Honig: /s/ Jonathan Honig, Jonathan Honig, Individually (01/08/2026)
- Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013: /s/ Elizabeth Honig, Elizabeth Honig, Trustee of Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 (01/08/2026)